EXHIBIT 99.1

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Ero Copper announces updated mineral reserves and resources for the MCSA Mining Complex and the NX Gold Mine

VANCOUVER, British Columbia, Jan. 06, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce the results of its 2021 updated National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant mineral reserve and resource estimates on its 99.6% owned MCSA Mining Complex located in Bahia State, Brazil and its 97.6% owned NX Gold Mine, located in Mato Grosso State, Brazil. The updated mineral reserve and mineral resource estimates incorporate drilling activities and mining depletion on the properties through September 30, 2021. For the latest mineral reserve and resource update on the Company's Boa Esperança Project please refer the 2021 Boa Esperança Technical Report (as defined below).

Highlights of the 2021 update include:

  In total, at the same cut-off grades, a 13% increase in total proven and probable mineral reserves at the MCSA Mining Complex with a significant 56% increase in mineral reserves within the Deepening Extension Zone of the Pilar Mine that remains open for potential expansion; and,

  A 32% increase in measured and indicated mineral resources (25% increase in proven and probable reserves) for the NX Gold Mine, at the same cut-off grades. These increases are driven by extensions of the Santo Antonio Vein and the maiden mineral reserve estimate for the Matinha Vein that remains open for potential expansion and is expected to become an integral part of the operation in the coming years.

Deepening Extension Zone Highlights, Pilar Mine

  Exceptional drill results continue to demonstrate significant year-on-year increases in the grade and contained copper of the Deepening Extension Zone of the Pilar Mine since its initial discovery in 2018, further supporting the Company's decision to construct a larger 6.3 meter finished diameter external shaft (vs. 4.5 meters previously) to maximize the value of the mine;
    Proven and probable mineral reserves within the Deepening Extension Zone increased by 56% to 194.2 kt of contained copper (11.0 Mt grading 1.76% copper) compared to 124.6 kt of contained copper (7.4 Mt grading 1.68% copper) in 2020;
    Measured and indicated mineral resources, inclusive of mineral reserves, within the Deepening Extension Zone increased by 55% year-on-year to 217.1 kt of contained copper (10.4 Mt grading 2.08% copper) compared to 140.0 kt of contained copper (7.5 Mt grading 1.86% copper) in 2020; and,
    Inferred mineral resources within the Deepening Extension Zone increased by 37% to 130.1 kt of contained copper (6.1 Mt grading 2.14% copper) compared to 94.8 kt of contained copper (4.5 Mt grading 2.12% copper) in 2020.

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Deepening Extension Mineral Resource Evolution since 2018
(contained copper in kt)

Note: Mineral resource estimates were prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”), and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23, 2003 (the “CIM Guidelines”), using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Please see the 2018 Technical Report, 2019 Technical Report or 2020 Technical Report, as applicable and as defined below, for a discussion on the assumptions, parameters and methods used to estimate the mineral resources and reserves. 2021 mineral resource effective date of September 30, 2021. Presented indicated mineral resources inclusive of probable mineral reserves. Mineral resources that are not mineral reserves do not have a demonstrated economic viability. All figures have been rounded to the relative accuracy of the estimates.

MCSA Mining Complex Highlights, including the Deepening Extension Zone

  Proven and probable mineral reserves increased by 13% to 607.1 kt of contained copper (59.3 Mt grading 1.02% copper) compared to 536.0 kt of contained copper (50.5 Mt grading 1.06% copper) in 2020;

  Measured and indicated mineral resources, inclusive of mineral reserves, increased 6% to 1,221.1 kt of contained copper (104.7 Mt grading 1.17%) compared to 1,154.9 kt of contained copper (102.8 Mt grading 1.12% copper) in 2020; and,

  Inferred mineral resources increased 21% to 473.4 kt of contained copper (43.3 Mt grading 1.09% copper) compared to 390.6 kt of contained copper (39.2 Mt grading 1.00% copper) in 2020.

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NX Gold Mine Highlights

  Proven and probable mineral reserves increased 25% to 306.8 koz of contained gold (1,104 kt grading 8.64 gpt gold) compared to 244.7 koz of contained gold (862 kt grading 8.83 gpt gold) in 2020;

  Measured and indicated mineral resources, inclusive of mineral reserves, increased 32% to 357.3 koz of contained gold (1,081 kt grading 10.28 gpt gold) compared to 269.9 koz of contained gold (770 kt grading 10.90 gpt gold) in 2020;

  Within the Santo Antonio Vein, proven and probable mineral reserves increased by 13% to 277.5 koz of contained gold (958 kt grading 9.01 gpt gold) compared to 244.7 koz of contained gold (862 kt grading 8.83 gpt gold) in 2020;

  Within the Santo Antonio Vein, measured and indicated mineral resources, inclusive of mineral reserves, increased by 20% to 322.4 koz of contained gold (950 kt grading 10.56 gpt gold) compared to 269.2 koz of contained gold (763 kt grading 10.97 gpt gold) in 2020, driven primarily by conversion of inferred mineral resources delineated in 2020; and,

  Within the Matinha Vein, maiden mineral reserve estimate with probable mineral reserves of 29.4 koz gold (146 kt grading 6.26 gpt gold) while inferred mineral resources increased by 79% to 104.2 koz of contained gold (310 kt grading 10.47 gpt gold) compared to 58.2 koz of contained gold (149 kt grading 12.15 gpt gold) in 2020.

Commenting on the results, David Strang, CEO, stated, “The meaningful growth of our asset base, as reflected in our 2021 mineral reserve and resource update continues to demonstrate our ability to deliver organic growth and generate shareholder value through exploration. Our annual results are highlighted by the significant increases in the mineral reserves and resources within the Deepening Extension Zone.

“Over the last year, the Deepening Extension Zone continued to exceed our own lofty expectations with respect to mineral reserve and resource size and quality. The demonstrated year-on-year growth in the high-grade superpod through our ongoing drill campaigns since 2018 highlights the potential of the zone, which remains open. These results support our decision in 2021 to undertake a larger redesign of the new external shaft. The redesign does require a greater upfront investment but will, over time, enhance the project's value and provide optionality over the long-term as we continue to look to increase overall production volumes from the Pilar Mine.

"In addition to significant growth in the Deepening Extension Zone's mineral reserves and resources, drilling throughout the year at the Vermelhos Mine and throughout the broader Curaçá Valley continued to deliver growth in overall mineral reserves and resources. These additions were more than sufficient to replace depletion during the year relative to our 2020 update, even as we increased our annual copper production rate.

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“At the NX Gold Mine, demonstrated extensions of the Santo Antonio Vein and Matinha Vein during the year both serve as further evidence of the intrinsic value and exploration potential of the broader land package surrounding the mine. In 2022, we will focus on extending mineralization within the Matinha Vein as we integrate it into our operations as an additional feed source for the mill.

"As a core tenet of our organic growth strategy, we are pleased to see our investment in exploration continue to generate a pipeline of high-return actionable growth projects across our portfolio. Looking ahead to 2022, our in- and near-mine exploration plans for the year include expanded drilling activities in the upper levels of the Pilar Mine in support of a two-mine system, extending the known limits of the high-grade Vermelhos Mine main orebodies to depth and continuing to define several growth projects throughout the MCSA Mining Complex and the NX Gold Mine."

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2021 MINERAL RESERVE AND RESOURCE UPDATE

	2021 Mineral Reserves & Resources			2020 Mineral Reserves & Resources			Change
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained
	(kt)	(Cu %)	Cu (kt)	(kt)	(Cu %)	Cu (kt)	Cu (kt)%
Deepening Extension Zone, Pilar Mine
Proven Reserves	19	1.56	0.3	—	—	—	0.3	NA
Probable Reserves	10,996	1.76	193.9	7,432	1.68	124.6	69.3	56
Proven & Probable Reserves[1]	11,016	1.76	194.2	7,432	1.68	124.6	69.6	56

Measured Resources	4	1.77	0.1	—	—	—	0.1	NA
Indicated Resources	10,439	2.08	217.0	7,527	1.86	140.0	76.9	55
Measured & Indicated Resources	10,442	2.08	217.1	7,527	1.86	140.0	77.0	55

Inferred Resources	6,095	2.14	130.1	4,476	2.12	94.8	35.3	37

MCSA Mining Complex, including Deepening Extension Zone

Underground, including Deepening Extension Zone
Proven Reserves	9,177	1.49	136.8	9,707	1.63	158.2	(21.4)	(14)
Probable Reserves	20,797	1.42	295.6	17,516	1.34	235.6	60.1	25
Proven & Probable Reserves[1]	29,974	1.44	432.4	27,224	1.45	393.8	38.7	10

Measured Resources	30,355	1.63	493.7	33,888	1.56	527.3	(33.7)	(6)
Indicated Resources	39,005	1.33	519.9	34,292	1.23	420.6	99.3	24
Measured & Indicated Resources	69,360	1.46	1,013.6	68,180	1.39	947.9	65.7	7

Inferred Resources	40,331	1.14	458.3	36,271	1.05	379.8	78.5	21
Open Pit
Proven Reserves	15,680	0.59	92.0	11,757	0.60	70.1	21.9	31
Probable Reserves	13,627	0.61	82.7	11,474	0.63	72.2	10.6	15
Proven & Probable Reserves	29,306	0.60	174.7	23,230	0.61	142.3	32.4	23

Measured Resources	16,777	0.61	103.0	15,270	0.63	96.6	6.5	7
Indicated Resources	18,563	0.56	104.5	19,335	0.57	110.5	(5.9)	(5)
Measured & Indicated Resources	35,340	0.59	207.5	34,605	0.60	207.0	0.5	—

Inferred Resources	3,000	0.50	15.1	2,930	0.37	10.8	4.3	40
Total MCSA Mining Complex, including Deepening Extension Zone
Proven Reserves	24,857	0.92	228.8	21,464	1.06	228.3	0.5	—
Probable Reserves	34,423	1.10	378.3	28,990	1.06	307.7	70.6	23
Proven & Probable Reserves	59,280	1.02	607.1	50,454	1.06	536.0	71.1	13

Measured Resources	47,132	1.27	596.7	49,158	1.27	623.9	(27.2)	(4)
Indicated Resources	57,568	1.08	624.4	53,627	0.99	531.0	93.4	18
Measured & Indicated Resources	104,700	1.17	1,221.1	102,785	1.12	1,154.9	66.2	6

Inferred Resources	43,331	1.09	473.4	39,201	1.00	390.6	82.8	21

1. In the mine design of the Pilar and Vermelhos underground mines, certain stopes include measured and indicated as well as inferred resource blocks. In these instances, inferred resource blocks within the defined mining shape were assigned zero grade. Development occurring within marginal ore, above the operational cut-off grade, has also been included in the mineral reserve estimate. See below notes on mineral reserve and resource estimates for additional technical and scientific information.

2. 2021 mineral reserve and resource estimates are effective as at September 30, 2021. Presented mineral resources inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have a demonstrated economic viability. See below notes on mineral reserve and resource estimates for additional technical and scientific information.

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	2021 Mineral Reserves & Resources			2020 Mineral Reserves & Resources			Change
	Tonnes (kt)	Grade (Au gpt)	Contained Au (koz)	Tonnes (kt)	Grade (Au gpt)	Contained Au (koz)	Contained Au (koz)%
NX Gold Mine Santo Antonio Vein
Proven Reserves	—	—	—	—	—	—	—	NA
Probable Reserves	958	9.01	277.5	862	8.83	244.7	32.8	13
Proven & Probable Reserves	958	9.01	277.5	862	8.83	244.7	32.8	13

Measured Resources	—	—	—	—	—	—	—	NA
Indicated Resources	950	10.56	322.4	763	10.97	269.2	53.2	20
Measured & Indicated Resources	950	10.56	322.4	763	10.97	269.2	53.2	20

Inferred Resources	248	2.99	23.9	268	13.08	112.6	(88.7)	(79)
Matinha Vein
Proven Reserves	—	—	—	—	—	—	—	NA
Probable Reserves	146	6.26	29.4	—	—	—	29.4	NA
Proven & Probable Reserves	146	6.26	29.4	—	—	—	29.4	NA

Measured Resources	—	—	—	—	—	—	—	NA
Indicated Resources	124	8.55	34.1	—	—	—	34.1	NA
Measured & Indicated Resources	124	8.55	34.1	—	—	—	34.1	NA

Inferred Resources	310	10.47	104.2	149	12.15	58.2	46.0	79
Brás & Buracão Veins
Proven Reserves	—	—	—	—	—	—	—	NA
Probable Reserves	—	—	—	—	—	—	—	NA
Proven & Probable Reserves	—	—	—	—	—	—	—	NA

Measured Resources	—	—	—	—	—	—	—	NA
Indicated Resources	7	3.36	0.7	7	3.36	0.7	—	—
Measured & Indicated Resources	7	3.36	0.7	7	3.36	0.7	—	—

Inferred Resources	157	4.71	23.8	157	4.71	23.8	—	—
Total, NX Gold Mine
Proven Reserves	—	—	—	—	—	—	—	NA
Probable Reserves	1,104	8.64	306.8	862	8.83	244.7	62.2	25
Proven & Probable Reserves	1,104	8.64	306.8	862	8.83	244.7	62.2	25

Measured Resources	—	—	—	—	—	—	—	NA
Indicated Resources	1,081	10.28	357.3	770	10.90	269.9	87.3	32
Measured & Indicated Resources	1,081	10.28	357.3	770	10.90	269.9	87.3	32

Inferred Resources	714	6.61	151.9	574	10.55	194.6	(42.7)	(22)

1. 2021 mineral reserve and resource estimates are effective as at September 30, 2021. Presented mineral resources inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have a demonstrated economic viability. See below notes on mineral reserve and resource estimates for additional technical and scientific information.

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NOTES ON MINERAL RESERVE AND RESOURCE TABLES

Mineral reserves are presented inclusive of mineral resources. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add correctly due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

Estimates for the MCSA Mining Complex and the NX Gold Mine are prepared by or under the supervision of and verified by Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company, who is a Qualified Person as such term is defined under NI 43-101. The technical and scientific information in this news release has been prepared in accordance with NI 43-101 and has been reviewed, verified and approved by Mr. Emerson Ricardo Re.

Reference herein of $ or USD is to United States dollars and BRL is to Brazilian reais. Mineral Reserves for all active mines have been estimated using metal prices of $2.75/lb copper and $1,650/oz gold. The exchange rates used were USD/BRL 5.23 for mineral reserve and mineral resource estimates for the MCSA Mining Complex and USD/BRL 5.00 for mineral reserve and mineral resource estimates for the NX Gold Mine.

MCSA Mining Complex

Mineral reserve and mineral resource estimates are effective as at September 30, 2021.

Underground mineral resource estimates have been constrained within newly developed 3D lithology models applying a 0.45% and 0.20% copper grade envelope for high and marginal grade, respectively. Within these envelopes, mineral resources for underground deposits were constrained using varying stope dimensions of up to 20m by 10m by 35m applying a 0.51% copper cut-off grade, as well as a 0.32% copper marginal (or operational) cut-off grade. Mineral resources have been estimated using ordinary kriging inside 5m by 5m by 5m block sizes. The mineral resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

A low-grade envelope using a cut-off grade of 0.20% copper for underground deposits was used to develop a dilution envelope and development block model that was included to define the grade of blocks within the dilution envelope in the planning and design of stopes within the mineral resources and mineral reserve estimate.

Open pit mineral resource estimates have been constrained within newly developed 3D lithology models using a 0.21% copper cut-off grade for open pit deposits. Mineral resources have been estimated using ordinary kriging inside 5m by 5m by 5m block sizes. The mineral resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

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Mineral reserves are the economic portion of the measured and indicated mineral resources. Mining dilution and recovery factors vary for specific mineral reserve sources and are influenced by factors such as deposit type, deposit shape, stope orientation and selected mining method. In the mine design of the Pilar and Vermelhos underground mines, certain stopes include measured and indicated as well as inferred resource blocks. In these instances, inferred resource blocks within the defined mining shape were assigned zero grade. In 2021, inferred blocks assigned zero grade totaled approximately 159,000 tonnes for the Deepening Extension Zone, 296,500 tonnes for the Pilar Underground Mine and approximately 80,000 tonnes for the Vermelhos Underground Mine. Development occurring within marginal ore, above the operational cut-off grade, has also been included in the mineral reserve estimate. Dilution occurring from measured and indicated resource blocks was assigned grade based upon the mineral resource grade of the blocks included in the dilution envelope.

Please refer to the NI 43-101 technical report entitled "2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley" dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG and Dr. Augusto Ferreira Mendonça, RM SME all of GE21 Consultoria Mineral Ltda. (“GE21”) and Dr. Beck (Alizeibek) Nader, FAIG of BNA Mining Solutions (the “2020 Technical Report”) for technical information and assumptions related to the 2020 mineral reserve and mineral resource estimate. Where applicable, please refer to the NI 43-101 technical report entitled "2019 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley" dated November 25, 2019 with an effective date of September 18, 2019, prepared by Rubens Jose De Mendonça, MAusIMM, of Planminas – Projectos e Consultoria em Mineração Ltd. (“Planminas”), and Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Bernardo Horta de Cerqueira Viana, MAIG, all of GE21 (the “2019 Technical Report”) for technical information and assumptions related to the 2019 mineral reserve and mineral resource estimate. Where applicable, please refer to the NI 43-101 technical report entitled "2018 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley" dated October 17, 2018 with an effective date of August 1, 2018, prepared by Rubens Jose De Mendonça, MAusIMM, of Planminas, and Porfirio Cabaleiro Rodrigues, MAIG, Fábio Valério Cãmara Xavier, MAIG, and Bernardo Horta de Cerqueira Viana, MAIG, all of GE21 (the “2018 Technical Report”) for technical information and assumptions related to the 2018 mineral reserve and mineral resource estimate.

Please refer to the table below for details related to the mineral reserve and resource growth of the Deepening Extension Zone within the Pilar Underground Mine from 2018 to 2021.

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Deepening Extension Mineral Resource Evolution since 2018

	2018			2019
	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu
	(kt)	(Cu %)	(kt)	(kt)	(Cu %)	(kt)
Proven Reserves	—	—	—	—	—	—
Probable Reserves	—	—	—	1,369	1.75	23.9
Proven & Probable Reserves	—	—	—	1,369	1.75	23.9

Measured Resources	45	0.39	0.2	—	—	—
Indicated Resources	1,236	0.62	7.6	1,351	2.19	29.6
Measured & Indicated Resources	1,282	0.61	7.8	1,351	2.19	29.6

Inferred Resources	334	2.60	8.7	1,330	1.86	24.7
		2020			2021
	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu
	(kt)	(Cu %)	(kt)	(kt)	(Cu %)	(kt)
Proven Reserves	—	—	—	19	1.56	0.3
Probable Reserves	7,432	1.68	124.6	10,996	1.76	193.9
Proven & Probable Reserves	7,432	1.68	124.6	11,016	1.76	194.2

Measured Resources	—	—	—	4	1.77	0.1
Indicated Resources	7,527	1.86	140.0	10,439	2.08	217.0
Measured & Indicated Resources	7,527	1.86	140.0	10,442	2.08	217.1

Inferred Resources	4,476	2.12	94.8	6,095	2.14	130.1

Note: Mineral resource and reserve estimates were prepared in accordance with the CIM Standards and CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Please see the 2018 Technical Report, 2019 Technical Report or 2020 Technical Report, as applicable, for a discussion on the assumptions, parameters and methods used to estimate the mineral resources and reserves. 2021 mineral reserve and resource effective date of September 30, 2021. Presented mineral resources inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have a demonstrated economic viability. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

NX Gold Mine

Updated mineral reserve and mineral resource estimates are effective as at September 30, 2021.

Grade shells using a value of 1.20 gpt gold were used to generate a 3D mineralization model of the NX Gold Mine. Within the grade shells, mineral resources were estimated using ordinary kriging within 2.5 meter by 2.5 meter by 0.5 meter block size, and the mineral resource estimate was constrained using a minimum stope dimension of 2.0 meters by 2.0 meters by 1.5 meters and a cut-off of 1.90 gpt based on gold price of US$1,900 per ounce of gold.

Mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are the economic portion of the indicated mineral resources. Mineral reserve estimates include operational dilution of 17.4% plus planned dilution of approximately 8.5% within each stope for room-and-pillar mining areas and operational dilution of 3.2% plus planned dilution of 21.2% for cut-and-fill mining areas. Assumes mining recovery of 92.5% and 94.7% for room-and-pillar and cut-and-fill areas, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / mineral resource block models as a guide.

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Please refer to the NI 43-101 technical report entitled "Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina" dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, all of GE21 (the “2020 NX Gold Technical Report”) for technical information and assumptions related to the 2020 mineral reserve and mineral resource estimate.

In August 2021, the Company closed a US$110 million precious metals streaming agreement on the NX Gold Mine with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (collectively "Royal Gold"). The Company received upfront cash consideration of US$100 million for the purchase of 25% of gold produced until 93,000 ounces of gold have been delivered, decreasing to 10% of gold produced over the remaining life of mine. Royal Gold will make ongoing payments equal to 20% of the prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received, after which it will pay 40% of the prevailing spot gold price for each ounce of gold delivered. Additional payment obligations of Royal Gold include:

  Up to US$5 million payable, available through the end of 2024, based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold transaction at a rate of US$20 per ounce;
  Up to US$5 million payable, available from 2022 through the end of 2024, based upon completion of planned meters of drilling within the exploration concessions of the NX Gold Mine at a rate of US$100 per meter; and
  US$5 per ounce of gold delivered under the NX Gold transaction payable to the Company as contribution towards ongoing ESG initiatives within the area of influence of the mine.

Boa Esperança

Please refer to the NI 43-101 technical report entitled "Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update" dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P. Eng., and Scott C. Elfen, P.E., all of Ausenco Engineering Canada Inc., Carlos Guzmán, FAusIMM RM CMC of NCL Ingeniería y Construcción SpA, who are independent qualified persons under NI 43-101, and Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company (the “2021 Boa Esperança Technical Report”) for technical information and assumptions related to the 2021 mineral reserve and mineral resource estimate.

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QUALITY ASSURANCE / QUALITY CONTROL

Current QA/QC Program

At the MCSA Mining Complex, the Company is currently drilling underground with core drill rigs using a combination of owned and third-party contracted drill rigs. During the period from September 2020 to September 2021, third party drill rigs were operated by Major Drilling, DrillGeo Geologia e Sondagem Ltda., and Layne Christensen Co., all of whom are independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at MCSA’s secure core logging and storage facilities. Half of the drill core is retained on site and the other half-core is used for analysis, with samples collected on one-meter sample intervals unless an interval crosses a geological contact. Reverse circulation cuttings are split at the drill rig using one-meter sample intervals. All sample preparation is performed in the secure on-site laboratory of Mineraҫão Caraíba S.A. (“MCSA”). Total copper is determined using a nitric-hydrochloric acid digestion and Atomic Absorption Spectrometry (“AAS”) and/or Titration. Oxide copper values are determined using sulfuric acid digestion followed by AAS. All such sample results used in the preparation of the 2021 updated mineral resource and reserve estimate have been monitored through a quality assurance and quality control (“QA/QC”) program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples. Regular check-assays are submitted to ALS Brasil LTDA’s facility located in Vespasiano, Minas Gerais, Brazil, at a rate of approximately 5%. ALS Brasil LTDA is independent of the Company.

At the NX Gold Mine, the Company is currently drilling on surface with third-party contracted core drill rigs. During the period from September 2020 to September 2021, third party drill rigs were operated by Servitec Foraco Sondagem S.A. who is independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at NX Gold’s secure core logging and storage facilities. Half of the drill core is retained on site and the other half-core is used for analysis, with samples collected on a minimum of 0.2 meters and a maximum of 2.0 meters with an average length of 0.5 meters. Sampling commences at least 1.0 meter before the start of the mineralized zone and continues at least 1.0 meters beyond the limit of the mineralized zone. Sample collection is performed at NX Gold’s core logging facilities with all sample preparation performed at ALS Brasil Ltda.'s laboratory or SGS Geosol - Laboratórios Ltda's laboratory, both of which are located in Goiânia, Brazil. Samples are analyzed by the certified laboratories of ALS Peru S.A. or SGS Geosol - Laboratórios Ltda, both of whom are independent of the Company. Gold content is preferentially determined using screen fire assay. If the sample isn't sufficiently weighted, fire assay is used. All sample results used in the preparation of the 2021 updated mineral resource and reserve estimate have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, field duplicates and pulp duplicates at a rate of one standard, one blank, and one field duplicate sample per every 20 samples for a blended rate of approximately 5%. Pulp duplicate are used less frequently than standards, blanks and field duplicates because not all samples return enough weight for an additional assay.

11	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

QA/QC Validation

The QA/QC validation process undertaken for the 2021 updated mineral resource and reserve estimates for the MCSA Mining Complex and the NX Gold Mine are consistent with the process set out in the 2020 Technical Report and the 2020 NX Gold Technical Report, respectively.

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

12	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the MCSA Mining Complex and the NX Gold Property, including, but not limited to, the Company’s planned exploration, development and production activities; the significance and timing of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any new discoveries and targets including, but not limited to, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, and the timing and advancement of ongoing projects including the Deepening Extension Project.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

13	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada